UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of	June	,	2011
Commission File Number	000-29338
CARDIOME PHARMA CORP.
(Translation of registrant’s name into English)
6190 Agronomy Road, 6th Floor Vancouver, British Columbia, V6T 1Z3, CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

CARDIOME PHARMA CORP.

On May 11, 2011, Cardiome Pharma Corp. (the "Company") furnished to the Securities and Exchange Commission a Report on Form 6-K containing its Notice of Annual Meeting of Shareholders and Information Circular, which disclosed that Robert W. Reider, a non-independent director, served on the Company's Nomination Committee.  The Company was subsequently advised by The Nasdaq Stock Market (“Nasdaq”) that it did not comply with Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations.

On June 8, 2011, the Company notified Nasdaq that, as permitted by Nasdaq Listing Rule 5615(a)(3), it intended to follow Canadian practice with respect the composition of its Nomination Committee in lieu of the requirement under Nasdaq Listing Rule 5605(e).  Pursuant to the mandate of Cardiome’s Nomination Committee, the Nomination Committee must be comprised of three directors, a majority of which must be independent (the “Nomination Committee Composition Requirement”).  The Nomination Committee Composition Requirement is not prohibited by Canadian law.

On June 13, 2011, the Company was notified by Nasdaq staff that it had regained compliance with Nasdaq Listing Rule 5605(e) as a result of the home country practice exemption described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(Registrant)

Date:	June 21, 2011	By:	/s/ Curtis Sikorsky
			Name:	Curtis Sikorsky
			Title:	Chief Financial Officer